

10026555

UNITED STATES
~RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response......12.00

RECD S.E.C.

MAR 1 2010

SEC FILE NUMBER
8- 48642

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2009_____ AND ENDING _____12/31/2009_____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONSOLIDATED SECURITIES
The Lawrence D. Yitez Corp dba

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

6525 MORRISON BLVD. SUITE 108

(No. and Street)

CHARLOTTE   NC   28211

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREER & WALKER, LLP

(Name – *if individual, state last, first, middle name*)

201 SOUTH TRYON STREET, SUITE 1500 CHARLOTTE   NC   28202

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __LAWRENCE D. VITEZ__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __CONSOLIDATED SECURITIES__ , as of __DECEMBER 31__ , 20 __09__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

__PRESIDENT__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE LAWRENCE D. VITEZ CORPORATION

December 31, 2009

AUDITED
FINANCIAL STATEMENTS

GREER & WALKER, LLP

CERTIFIED PUBLIC ACCOUNTANTS

THE LAWRENCE D. VITEZ CORPORATION

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2009 and
Independent Auditors' Report

TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORT

The Lawrence D. Vitez Corporation:

We have audited the accompanying statement of financial condition of The Lawrence D. Vitez Corporation as of December 31, 2009 and the related statements of income, of changes in stockholder's equity, of changes in liabilities subordinated to claims of general creditors, and of cash flows for the year then ended, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Lawrence D. Vitez Corporation as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Green & Walker, LLP

February 22, 2010

TRUSTED BUSINESS ADVISORS

SOUTH TRYON SQUARE, 201 SOUTH TRYON STREET, SUITE 1500, CHARLOTTE, NC 28202 USA
TELEPHONE 704·377·0239 · FACSIMILE 704·377·8663 · WWW.GREERWALKER.COM
MEMBERS OF: AMERICAN INSTITUTE OF CPAS · FINANCIAL CONSULTING GROUP, L.C. · PKF INTERNATIONAL

THE LAWRENCE D. VITEZ CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS:

Cash equivalents	$	112,520
Broker-dealer commissions receivable		41,798
Insurance commissions receivable		894
Prepaid expenses		2,080
Total current assets		157,292

PROPERTY:

Office furniture and equipment		81,524
Less accumulated depreciation		78,937
Property, net		2,587
TOTAL ASSETS	$	159,879

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:

Accrued expenses	$	20,441

STOCKHOLDER'S EQUITY:

Common stock, $1 par value (100 shares authorized; 10 shares issued and outstanding)		10
Additional paid-in capital		990
Retained earnings		138,438
Total stockholder's equity		139,438
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	159,879

See notes to financial statements.

THE LAWRENCE D. VITEZ CORPORATION

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:		
Broker-dealer commissions	$	523,064
Investment advisory fees		304,158
Insurance commissions		57,660
Interest		66
Other income		8,416
Total		893,364
EXPENSES:		
Salaries		365,662
Retirement plan contributions		43,845
Commissions		42,554
Rent		34,585
Insurance		26,831
Payroll taxes		19,679
Licensing and professional fees		19,693
Office supplies and expense		13,928
Travel and entertainment		13,358
Broker-dealer administrative expenses		5,500
Depreciation		5,260
Dues and subscriptions		2,982
Marketing		2,359
Loss on disposal of fixed asset		269
Other		1,225
Total		597,730
NET INCOME	$	295,634

See notes to financial statements.

THE LAWRENCE D. VITEZ CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings
BALANCE, DECEMBER 31, 2008	$ 10	$ 990	$ 39,804
NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2009			295,634
DIVIDENDS PAID TO STOCKHOLDER			(197,000)
BALANCE, DECEMBER 31, 2009	$ 10	$ 990	$ 138,438

See notes to financial statements.

THE LAWRENCE D. VITEZ CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF
GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2009

SUBORDINATED LIABILITIES, DECEMBER 31, 2008 $ -

CHANGE IN SUBORDINATED LIABILITIES FOR THE
  YEAR ENDED DECEMBER 31, 2009   -

SUBORDINATED LIABILITIES, DECEMBER 31, 2009 $ -

See notes to financial statements.

5

THE LAWRENCE D. VITEZ CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	295,634
Adjustments to reconcile net income to net cash		
from operating activities:		
Depreciation		5,260
Loss on disposal of property		269
Changes in operating assets and liabilities:		
Commissions receivable		11,090
Prepaid expenses		(100)
Accrued expenses		(28,032)
Net cash provided by operating activities		284,121
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property		(698)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid to stockholder		(197,000)
NET INCREASE IN CASH EQUIVALENTS		86,423
CASH EQUIVALENTS, DECEMBER 31, 2008		26,097
CASH EQUIVALENTS, DECEMBER 31, 2009	$	112,520

See notes to financial statements.

THE LAWRENCE D. VITEZ CORPORATION

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

1.   SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - The Lawrence D. Vitez Corporation (the "Company") is incorporated in the State of North Carolina and operates as a registered investment advisory firm, a licensed independent insurance agency, and a registered broker-dealer. The Company handles investment capital on behalf of clients including individuals, businesses and retirement plans. As a registered broker-dealer, the Company is primarily involved in the purchase and sale of mutual funds and direct participation programs on behalf of its clients. The Company does not take title to, or control of, any securities. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority and the Securities Investor and Protection Corporation.

Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Receivables - The Company extends credit under its service agreements for various commissions. By their nature, receivables involve risk, including the credit risk of nonpayment by the client. Receivables are considered past due based on contractual and invoice terms. Accounts deemed uncollectible are charged directly to bad debt expense. As of December 31, 2009, the Company considered all remaining balances collectible and, therefore, no allowance has been provided.

Property - Property is stated at cost. Depreciation is provided over estimated useful lives using an accelerated method.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Revenue Recognition - The Company bills its management advisory fees at the beginning of each calendar quarter. (Annual fees can range from .25% to 1.7% of the assets under management, and are negotiable.) Accounts receivable may relate to advisory fees, fees and commissions from mutual funds, and insurance commissions, all of which are recognized when earned.

Broker-dealer commission income and related expenses are recorded on a settlement date basis. The difference between the settlement date basis and trade date basis is not a significant amount.

7

Income Taxes - Under the provisions of the Internal Revenue Code, the Company has elected to be taxed as an "S" corporation. Under such election, the Company's taxable income or loss and tax credits are passed through to its stockholder for inclusion in his individual tax returns. Timing differences exist between income recognized for financial reporting and income tax purposes. These differences result primarily from differences in depreciation, and from the use of the accrual basis of accounting for financial reporting purposes and the cash basis of accounting for income tax purposes.

Effective January 1, 2009, the Company adopted the provisions of FASB ASC 740 that pertain to uncertainty in income taxes. This guidance, among other things, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, and disclosures. There were no liabilities for uncertain income tax positions recorded as of December 31, 2009.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through February 22, 2010, which is the date the financial statements were available to be issued.

2.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009, the Company had net capital of $131,628 which was $126,628 in excess of its required net capital of $5,000. At December 31, 2009, the Company's ratio of aggregate indebtedness to adjusted net capital was .16 to 1.

3.   RETIREMENT PLAN

The Company maintains a qualified retirement plan under which eligible employees may defer a portion of their annual compensation, pursuant to Section 401(k) of the Internal Revenue Code. The plan covers substantially all full-time employees. Company contributions to the plan are made at the discretion of management. Contributions to the plan for the year ended December 31, 2009 totaled $43,845.

4.   LEASE COMMITMENT

The Company leases its office space under a long-term operating lease expiring in March 2012. Total rent expense for the year ended December 31, 2009 was $34,585.

Future minimum rental payments required under this operating lease as of December 31, 2009 are as follows:

Year Ending:		
2010	$	35,446
2011		36,506
2012		6,114
Total	$	78,066

The Company subleases a portion of its office to a business on a month-to-month basis. Revenue from the sublease totaled $8,416 for the year ended December 31, 2009.

5.   SIPC MEMBERSHIP EXCLUSION

The Company has claimed exclusion from SIPC Membership for the calendar year ended December 31, 2009 under Section 78ccc(2)(A)ii of the Securities Investor Protection Act of 1970.

THE LAWRENCE D. VITEZ CORPORATION

SUPPLEMENTAL DISCLOSURES, DECEMBER 31, 2009

1. The Company is exempt from the SEC Rule 15c3-3 Reserve Requirement under exemption k(1).

See independent auditors' report.

THE LAWRENCE D. VITEZ CORPORATION

RECONCILIATION OF NET CAPITAL AS OF DECEMBER 31, 2009
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL, DECEMBER 31, 2009 (unaudited)	$	131,628
ADJUSTMENTS		-
NET CAPITAL, DECEMBER 31, 2009 (audited)	$	131,628

See independent auditors' report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
CONSOLIDATED SECURITIES	as of	12/31/09

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ 139,438 |3480|
2. Deduct ownership equity not allowable for Net Capital .... ( )|3490|
3. Total ownership equity qualified for Net Capital .... 139,438 |3500|
4. Add:
  A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... |3520|
  B. Other (deductions) or allowable credits (List) .... |3525|
5. Total capital and allowable subordinated liabilities .... $ 139,438 |3530|
6. Deductions and/or charges:
  A. Total non-allowable assets from
    Statement of Financial Condition (Notes B and C) .... $ 5,560 |3540|
  B. Secured demand note deficiency .... |3590|
  C. Commodity futures contracts and spot commodities-
    proprietary capital charges .... |3600|
  D. Other deductions and/or charges .... |3610| (5,560)|3620|
7. Other additions and/or allowable credits (List) .... |3630|
8. Net Capital before haircuts on securities positions .... $ 133,878 |3640|
9. Haircuts on securities (computed, where appliicable,
  pursuant to 15c3-1(f)) :
  A. Contractual securities commitments ....$ |3660|
  B. Subordinated securities borrowings .... |3670|
  C. Trading and investment securities:
    1. Exempted securities .... |3735|
    2. Debt securities .... |3733|
    3. Options .... |3730|
    4. Other securities .... 2,250 |3734|
  D. Undue concentration .... |3650|
  E. Other (List) .... |3736| (2,250)|3740|
10. Net Capital .... $ 131,628 |3750|

OMIT PENNIES

See independent auditors' report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
CONSOLIDATED SECURITIES	as of	12/31/09

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Part A

11. Minimum net capital required (6-2/3% of line 19)	$	1,363 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	$	5,000 [3760]
14. Excess net capital (line 10 less 13)	$	126,628 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	125,628 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$	20,441 [3790]

17. Add:
A. Drafts for immediate credit	$	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	[3810]	
C. Other unrecorded amounts (List)	$	[3820] $	[3830]
19. Total aggregate indebtedness		$	20,441 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		%	15.53 [3850]
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)		%	0.00 [3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT
Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	[3870]
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	[3880]
24. Net capital requirement (greater of line 22 or 23)	$	[3760]
25. Excess net capital (line 10 less 24)	$	[3910]
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	[3920]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See independent auditors' report.   13


INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Lawrence D. Vitez Corporation:

In planning and performing our audit of the financial statements and supplemental disclosures of The Lawrence D. Vitez Corporation (the "Company") for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities, if applicable. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional

TRUSTED BUSINESS ADVISORS

SOUTH TRYON SQUARE, 201 SOUTH TRYON STREET, SUITE 1500, CHARLOTTE, NC 28202 USA
TELEPHONE 704·377·0239 · FACSIMILE 704·377·8663 · WWW.GREERWALKER.COM
MEMBERS OF: AMERICAN INSTITUTE OF CPAS · FINANCIAL CONSULTING GROUP, L.C. · PKF INTERNATIONAL

14

objectives of the practices and procedures listed in the preceding paragraph. Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the Company's internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above. However, we identified a certain deficiency in internal control that we consider to be a significant deficiency, and communicated this in writing to management and those charged with governance on February 22, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Green & Walker, LLP

February 22, 2010